U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                     SEC FILE NUMBER
                                                                     1-9250

                           (Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K

[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR


For Period Ended: December 31, 2002

         [  ]     Transition Report on Form 10-K

         [  ]     Transition Report on Form 20-F

         [  ]     Transition Report on Form 11-K

         [  ]     Transition Report on Form 10-Q

         [  ]     Transition Report on Form N-SAR

For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I--Registrant Information

         Full Name of Registrant

         Conseco, Inc.

         Former Name if Applicable

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         Address of Principal Executive Office (Street and Number)

         11825 N. Pennsylvania Street

         City, State and Zip Code

         Carmel, IN  46032


Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)


See attached Exhibit A.

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     Part IV--Other Information

          (1) Name and telephone number of person to contact in regard to this notification

                  John R. Kline             (317)             817-6144
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                  (Name)                    (Area Code)       (Telephone Number)


          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [ x ]  Yes     [  ]  No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [ x ]  Yes     [  ]  No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               See attached Exhibit B.




                                  CONSECO, INC.
                                  -------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2003                     By:  /s/ Eugene M. Bullis
                                              ---------------------------------
                                              Eugene M. Bullis
                                              Executive Vice President and
                                              Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                  CONSECO, INC.
                            Exhibit A to Form 12b-25
                           Commission File No. 1-9250
                              Dated March 31, 2003


     The Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 cannot be completed within the prescribed time period because the Registrant is experiencing a delay in finalizing the consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations to be included in such Form 10-K. The Registrant and several of its subsidiaries, including Conseco Finance Corp., filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois ("Bankruptcy Court") on December 17, 2002. After that date, significant resources of Conseco Finance Corp. have been devoted to the process of selling its business and assets through an auction process which was completed on March 14, 2003, when the Bankruptcy Court approved the terms of the sale. In addition, the Registrant is continuing to review the fourth quarter 2002 operating results of Conseco Finance Corp., including a review of the retained interests in securitization trusts (including interest-only securities). The Registrant expects to record a noncash charge in the fourth quarter of 2002 of approximately $800 million, to further write down the carrying value of those securities. The actual amounts will be determined when the valuation procedures are completed. The Registrant's Annual Report on Form 10-K will be filed as soon as practicable thereafter.

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                                  CONSECO, INC.
                            Exhibit B to Form 12b-25
                           Commission File No. 1-9250
                              Dated March 31, 2003



     The Registrant anticipates that its Form 10-K will reflect significant changes in the results of operations for the year ended December 31, 2002. The net loss applicable to common stock for 2001 was $418.7 million. The net loss applicable to common stock for 2002 is expected to be approximately $7.4 billion. The actual loss will be determined when the procedures to value the retained interests in securitization trusts are completed.